SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                       Roanoke Electric Steel Corporation
                                 (Name of Issuer)

                           Common Stock, No Par Value
                          (Title of Class of Securities)

                                    769841107
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 600,000 shares, which constitutes approximately 5.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 11,004,763 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 117,489 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 117,489 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     117,489

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Wesley Guylay Capital Management, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 321,661 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 321,661 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     321,661

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.9%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard Guylay.

1.   Name of Reporting Person:

     Wesley Guylay Capital Management III, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 160,850 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 160,850 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     160,850

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.5%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard Guylay.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 12, 1996, as amended by Amendment No. 1 dated July 2, 1997, as amended by Amendment No. 2 dated May 28, 1998 (the "Schedule 13D"), relating to the Common Stock, no par value (the "Stock"), of Roanoke Electric Steel Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Wesley Guylay Capital Management, L.P. ("WGCM") and Wesley Guylay Capital Management III ("WGCM III"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB") and Wesley Richard Guylay ("WRG"). BMT, WGCM and WGCM III are sometimes hereinafter referred to as the "Reporting Persons," and the Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     WGCM

     WGCM is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principal business address of WGCM, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM, is set forth below.

     WGCM III

     WGCM III is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principal business address of WGCM III, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM III, is set forth below.

     WRG

     WRG's  business address is 30 Rockefeller Plaza, Suite 4535, New York,  New
York   10112, and his present principal occupation or employment at such address is serving as an investment advisor and general partner of WGCM.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

    REPORTING PERSON    SOURCE OF FUNDS        AMOUNT OF FUNDS

        BMT            Trust Funds(1)          $ 2,000,984.53

        WGCM            Working Capital (1)    $ 2,834,749.77

        WGCM III        Not Applicable(2)      Not Applicable

        (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

        (2) Shares were received as contributions from The Bass Management Trust ("BMT"), Sid R. Bass Management Trust ("SRBMT"), Lee M. Bass ("LMB") and WRG.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

Reporting Persons

       BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 117,489, which constitutes approximately 1.1% of the outstanding shares of the Stock.

        WGCM

        The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 321,661, which constitutes approximately 2.9% of the outstanding shares of the Stock.

        WGCM III

        The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 160,850, which constitutes approximately 1.5% of the outstanding shares of the Stock.

Controlling Persons

        PRB

        Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 117,489 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

        NLB

        Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 117,489 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

        WRG

        Because of his position as the sole general partner of WGCM, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 321,661 shares of the Stock, which constitutes approximately 2.9% of the outstanding shares of the Stock. In addition, because of his position as the sole general partner of WGCM III, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 160,850 shares of the Stock, which constitutes approximately 1.5% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

Reporting Persons

        BMT

        Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 117,489 shares of the Stock.

        WGCM

        Acting through its sole general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 321,661 shares of the Stock.

        WGCM III

        Acting through its sole general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,850 shares of the Stock.

Controlling Persons

        PRB

        In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 117,489 shares of the Stock.

        NLB

        NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        WRG

        Because of his position as the sole general partner of WGCM, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 321,661 shares of the Stock. In addition, because of his position as the sole general partner of WGCM III, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,850 shares of the Stock.

        (c) On October 7, 1999, 117,489 shares of the Stock were directly purchased by BMT from Thomas M. Taylor & Co. (currently known as Barbnet Investment Co.) in a privately negotiated transaction, at a price per share of $17.03.

        Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) have effected any transactions in shares of the Stock during the past 60 days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and restated in its entirety as follows:

        Exhibit  99.1  --     Agreement and Power of Attorney pursuant  to  Rule
13d-1(k)(1)(iii) (previously filed).

        Exhibit  99.2  --     Agreement and Power of Attorney pursuant  to  Rule
13d-1(k)(1)(iii) (previously filed).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:     October 14, 1999



                               /s/ W. R. Cotham
                              W. R. Cotham,
                              Attorney-in-Fact for:
                              THE BASS MANAGEMENT TRUST (1)
                              WESLEY GUYLAY CAPITAL MANAGEMENT, L.P. (2)
                              WESLEY GUYLAY CAPITAL MANAGEMENT III, L.P.(3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

EXHIBIT                        DESCRIPTION


  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Securities and Exchange Commission.

  99.2 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Securities and Exchange Commission.